TIGER JIUJIANG MINING, INC.

September 12, 2011

Division of Corporate Finance,
Securities & Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549

Attention: Mr. H. Roger Schwall, Assistant Director

Dear Sirs:

Re:	Tiger Jiujiang Mining, Inc.
Amended Registration Statement on Form S-1 Filed on September 12, 2011
File Number 333-166823

We have reviewed your comment letter dated August 31, 2011, regarding the above filing, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing. In addition, our letter provides an explanation of our response and, where applicable, quotes the amended wording.

General

1.

Throughout the registration statement we have clarified that the parties to the option agreement have agreed that Tiger will control the exploration work and that Kiukiang will contract for and carry out the physical work under the supervision of Tiger.

Statement of Changes in Stockholder’s Equity – May 31, 2011

2.	We have corrected the addition errors in the columns and rows for May 31, 2011, and altered the “Balance” row that had previously indicated May 31, 2011 to read February 28, 2010.

Note 4 – Common Stock Transactions – May 31, 2011

3.

We have altered the date of the issuance of the 1,500,000 shares from May 31, 2010 to February 28, 2010, which is the correct date and which is now consistent with previous filings and the financial statements and notes thereto.

Yours truly,
TIGER JIUJIANG MINING, INC.

/s/ “Chang Ya-Ping”

Chang Ya-Ping
President

6F, No.81 Meishu East 6 Road, Kaohsiung, Taiwan 804
Phone: (360) 353-4013 Fax: (866) 850-5680 e-mail: tigerjiujiang@gmail.com